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                                                                     EXHIBIT 4.5


                              Amendment Number 1
            to the OEC Medical Systems, Inc. 1998 Stock Option Plan


     The OEC Medical Systems, Inc. 1990 Stock Option/Stock Purchase Plan Amended and Restated Through March 31, 1996, is hereby amended by adding the following
Article I, Section 7.1 thereto:


"Section 7.1  Merger with Subsidiary of General Electric Company.
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Notwithstanding anything to the contrary contained in this Plan:

     (a) At the "Effective Time" as defined in Section 1.2 of the Agreement and Plan of Merger, dated as of August 7, 1999 (the "Merger Agreement"), among General Electric Company ("GE"), Ruby Merger Corp. and the Company, each Option which is outstanding immediately prior to the Effective Time shall become and represent an Option (a "Substitute Option") to purchase the number of shares of common stock, par value $0.16 per share, of GE ("GE Common Stock"), decreased to the nearest whole share, determined by multiplying the number of shares of Common Stock subject to such Option immediately prior to the Effective Time by the Conversion Number (as defined below), at an exercise price per share of GE Common stock, increased to the nearest whole cent, equal to the exercise price per share of Common Stock subject to such Option immediately prior to the Effective Time divided by the Conversion Number. GE shall pay cash to holders of Substitute Options in lieu of issuing fractional shares of GE Common Stock upon the exercise thereof. The "Conversion Number" means the number of shares of GE Common Stock into which each share of Common Stock is converted as of the Effective Time, determined in accordance with Section 1.5(c) of the Merger Agreement. After the Effective Time, except as otherwise expressly provided in this Section 7.1, each Substitute Option shall be exercisable upon the same terms and conditions as were applicable to the related Option immediately prior to the Effective Time. After giving effect to the foregoing, no Option shall be exercisable for Common Stock following the Effective Time.

     (b) Upon the termination of employment of a holder of a Substitute Option by the Company without "Cause" (as defined below) or due to death or disability, each Substitute Option then held by such holder which is not then exercisable shall, subject to the terms of this Plan and the agreement evidencing such Substitute Option, become fully exercisable on the date of such termination of employment. For purposes of this Section 7.1(b), "Cause" shall mean conviction of a criminal offense, theft, fraud, breach of trust, or refusal to perform services properly assigned following notice and an opportunity to cure.

     (c) The Committee shall have the authority to approve specific agreements with Optionees which contain terms regarding the exercisability of Options, including the acceleration of the exercisability of Options and terms regarding the expiration of Options following an Optionee's Termination of Employment and, in each such case, the terms of such specific agreements shall govern such Options, notwithstanding anything to the contrary contained in this plan.

In all other respects, each Substitute Option shall continue to be subject to the terms and conditions of this Plan and the agreement evidencing such Substitute Option."